                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*


                             Casino Magic Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 147590 10 3
                           ----------------------------
                                (CUSIP Number)


                               Timothy J. Cope
                             Grand Casinos, Inc.
                              130 Cheshire Lane
                             Minnetonka, MN 55305
                                (612) 449-9092
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              December 8, 1997
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   147590 10 3                          PAGE  2    OF        PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Grand Casinos, Inc.
         41-1689535
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         Not Applicable
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            2,125,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,125,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,125,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.95%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 7

                                 SCHEDULE 13D


Item 1.   Security and Issuer.

     This filing relates to Common Stock of Casino Magic Corp. (the "Issuer"), 711 Casino Magic Drive, Bay Saint Louis, Mississippi 39520.

Item 2.   Identity and Background.

     Person Filing:

     (a) The filing person is Grand Casinos, Inc. (referred to herein as "Grand").

     (b - c) Grand is a Minnesota corporation. Grand is a casino entertainment company that develops, constructs and manages gaming and entertainment properties.

               For information with respect to the identity and background of each officer and director of Grand, see Schedule I attached hereto.

     (d - e) During the last five years, neither Grand, nor, to the best knowledge of Grand, none of the other persons identified in
               Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.


     On May 26, 1995, Gaming Corporation of America, a Minnesota Corporation ("GCA") acquired shares of the Issuer's Common Stock (the "Shares", as defined in Item 5(a) below) in consideration of the transfer to the Issuer of all of the issued and outstanding stock of GCA's wholly-owned subsidiary, Casino One Corporation ("Casino One"). On November 30, 1995, Grand acquired GCA. As a result of the acquisition, GCA merged with and into a wholly-owned subsidiary of Grand ("Sub"). Sub is the record owner of the Shares.

Item 4.   Purpose of Transaction.

     On May 26, 1995, GCA acquired the Shares in consideration of the transfer to the Issuer of all of the issued and outstanding stock of GCA's wholly-owned subsidiary, Casino One. On November 30, 1995, Grand acquired GCA. As a result of the acquisition, GCA merged with and into Sub. Sub is the record owner of the Shares.


     On March 18, 1997, Grand signed a Confidentiality Agreement (the "Issuer Confidentiality Agreement") with the Issuer's financial advisor, a copy of which is filed as Exhibit 3 to this Schedule 13D. Grand did not pursue any possible transaction with the Issuer at that time. In the middle of December 1997, Grand began to evaluate its investment in the Issuer. Part of Grand's evaluation resulted in discussions with the Issuer regarding its investment in the Issuer. On December 9, 1997, Grand reaffirmed in writing the terms and conditions of the Issuer Confidentiality Agreement a copy of which is filed as Exhibit 4 to this Schedule 13D. Grand and the Issuer entered into an additional Confidentiality Agreement on December 12, 1997 a copy of which is filed as Exhibit 5 to this Schedule 13D.

     Discussions between Grand and the Issuer have continued and on January
15, 1998 Grand made a final proposal to the Issuer for the acquisition of all of the outstanding stock of the Issuer (the "Proposal"), a copy of which is filed as Exhibit 6 to this Schedule 13D. The Proposal contemplates the acquisition of 25% of the outstanding shares of the Issuer for cash at a price of $1.60 per share and the acquisition of 75% of the Issuer's stock at a 7.95 to 1 ratio of the Issuer's shares in exchange for each share of Grand. However, there can be no assurances that the Proposal will be accepted by the Issuer or that the transaction will be consummated. Under the terms of the Proposal, either Grand or the Issuer may terminate the transaction if the average of the closing bid price of Grand's Common Stock is $11.00 or below for any five day trading period prior to closing.

     Grand does not, in any event, intend to attempt to change directors or influence control of the Issuer unless it is accomplished pursuant to a proposal to acquire the Issuer approved by the Issuer's Board of Directors.

Item 5.         Interest in Securities of the Issuer.

        (a) Grand beneficially owns 2,125,000 shares of the Issuer's Common Stock, (the "Shares") representing approximately 5.95% of the 35,722,124 shares of Issuer Common Stock outstanding (based on the Issuer's Form 10-Q for the fiscal quarter ended September 30, 1997).

        (b)     Grand has sole voting and dispositive power over the Shares.

        (c) On May 26, 1995, GCA acquired the Shares in exchange for the transfer by GCA to the Issuer of all of the issued and outstanding capital stock of Casino One. On November 30, 1995, Grand acquired GCA. As a result of the acquisition, GCA merged with and into Sub. Sub is the record owner of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In connection with the acquisition of the Shares by GCA, GCA and the Issuer entered into a Registration Agreement pursuant to which the Issuer agreed to prepare, file and cause to become effective with the Securities and Exchange Commission a Registration Statement covering the resale of the Shares and to maintain such Registration Statement in effect for a period not exceeding two years. The Issuer Confidentiality Agreement provides, in part, that for a period of one year from the date of the Issuer Confidentiality Agreement, unless such shall have been specifically invited in writing by the Issuer, neither Grand nor any of Grand's affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934")) or Representatives (as defined in the Issuer Confidentiality Agreement) will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any Securities (as defined in the Issuer Confidentiality Agreement) (or of beneficial ownership thereof) or assets of the Issuer or any of its subsidiaries; (ii) any tender or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extradordinary Transaction with respect to the Issuer or any of its subsidiaries; or (iv) any solicitation of proxies or consents to vote any voting securities of the Issuer; (b) form, join or in any way participate in a "group" (as defined under the 1934 Act); (c) take any action which might force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

Item 7.         Material to be Filed as Exhibits.

        Exhibit 1 -     Stock Exchange Agreement, dated May 10, 1995, between
                        the Issuer and GCA.*

        Exhibit 2 -     Registration Agreement, dated May 26, 1995, between the
                        Issuer and GCA.*

        Exhibit 3 -     Confidentiality Agreement dated March 18, 1997 between
                        the Issuer and Grand.*

        Exhibit 4 -     Letter dated December 9, 1997 from Grand to the Issuer.*

        Exhibit 5 -     Confidentiality Agreement dated December 12, 1997
                        between Grand and the Issuer.*

        Exhibit 6 -     Final Acquisition Proposal, dated January 15, 1998
                        from Grand to the Issuer.

*Previously filed.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and complete and correct.

                                   GRAND CASINOS, INC.

                                   By  /s/ Timothy J. Cope
                                      ----------------------------------
                                   Name: Timothy J. Cope
                                   Title: Chief Financial Officer

Date:  January 20, 1998.

                                   Schedule I
            Executive Officers and Directors of Grand Casinos, Inc.


                                                Present and
Executive Officers     Present Address          Principal Occupation      Citizenship
------------------     ---------------          --------------------      -----------

Lyle Berman            Grand Casinos, Inc.      Executive Officer and     USA
                       130 Cheshire Lane        Chairman of the Board
                       Minnetonka, MN 55305

Thomas J. Brosig       Grand Casinos, Inc.      President                 USA
                       130 Cheshire Lane
                       Minnetonka, MN 55305

Stanley M. Taube       Grand Casinos, Inc.      Executive Vice President  USA
                       130 Cheshire Lane
                       Minnetonka, MN 55305

Timothy J. Cope        Grand Casinos, Inc.      Chief Financial Officer   USA
                       130 Cheshire Lane
                       Minnetonka, MN 55305

Joseph Galvin          Grand Casinos, Inc.      Chief Administrative      USA
                       130 Cheshire Lane        Officer
                       Minnetonka, MN 55305

                                                Present and
Directors              Present Address          Principal Occupation      Citizenship
---------              ---------------          --------------------      -----------

Lyle Berman            Grand Casinos, Inc.      Executive Officer and     USA
                       130 Cheshire Lane        Chairman of the Board
                       Minnetonka, MN 55305

Thomas J. Brosig       Grand Casinos, Inc.      President                 USA
                       130 Cheshire Lane
                       Minnetonka, MN 55305

Stanley M. Taube       Grand Casinos, Inc.      Executive Vice President  USA
                       130 Cheshire Lane
                       Minnetonka, MN 55305

Morris Goldfarb        G-III                    President and Chief       USA
                       512 Seventh Avenue       Executive Officer
                       35th Floor
                       New York, NY 10018

Ronald J. Kramer       Ladenburg, Thalmann      Chairman of the Board     USA
                         Group Inc.             and Chief Executive
                       540 Madison Avenue       Officer
                       New York, NY 10022

David L. Rogers     Wilson's, The Leather Experts      President           USA
                    7401 Boone Avenue North
                    Brooklyn Park, MN 55428


Joel N. Waller      Wilson's, The Leather Experts      Chairman and Chief  USA
                    7401 Boone Avenue North            Executive Officer
                    Brooklyn Park, MN 55428


Neil I. Sell        Maslon Edelman Borman & Brand, LLP  Partner            USA
                    3300 Norwest Center
                    90 South Seventh Street
                    Minneapolis, MN 55402